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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DISCOVERY LABORATORIES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

254668106

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Gerald F. Roach, Esq.
Christopher B. Capel, Esq.
Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
2500 Wachovia Capitol Center
150 Fayetteville Street Mall
Raleigh, North Carolina 27601
(919) 821-1220
(Name, Address and Telephone Number
of Person Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G/A
CUSIP No. 254668106			Page 2 of 9

1.	Name of Reporting Person: Quintiles Transnational Corp.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,973,656(1)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,973,656(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,973,656(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.60%(2)

12.	Type of Reporting Person: CO

[1]	Includes 1,359,567 shares of common stock (the “Common Stock”) of the Issuer beneficially owned by QFinance, Inc. (“QFinance”) and warrants beneficially owned by PharmaBio Development Inc. (“PharmaBio”) that are exercisable for 614,089 shares of Common Stock (the “Warrant Shares”). Therefore, the total shares of Common Stock of the Issuer beneficially owned by QFinance and PharmaBio in the aggregate is 1,973,656.

[2]	Calculated based on 42,297,545 shares of outstanding Common Stock of the Issuer on October 22, 2003, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2003 and filed with the Securities and Exchange Commission on November 14, 2003.

13G/A
CUSIP No. 254668106			Page 3 of 9

1.	Name of Reporting Person: QFinance, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,359,567

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,359,567

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,359,567

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.21%(3)

12.	Type of Reporting Person: CO

[3]	Calculated based on 42,297,545 shares of outstanding Common Stock of the Issuer on October 22, 2003, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2003 and filed with the Securities and Exchange Commission on November 14, 2003.

13G/A
CUSIP No. 254668106			Page 4 of 9

1.	Name of Reporting Person: PharmaBio Development Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 614,089(4)

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 614,089(4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 614,089(4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.45%(5)

12.	Type of Reporting Person: CO

[4]	Includes warrants beneficially owned by PharmaBio that are exercisable for 614,089 shares of Common Stock.

[5]	Calculated based on 42,297,545 shares of outstanding Common Stock of the Issuer on October 22, 2003, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2003 and filed with the Securities and Exchange Commission on November 14, 2003.

13G/A
CUSIP No. 254668106	Page 5 of 9

Item 1

(a) Name of Issuer

Discovery Laboratories, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

350 South Main Street, Suite 307
Doylestown, PA 18901

Item 2

(a) Name of Person Filing

This statement is filed jointly pursuant to Rule 13d-1(k)(1) on behalf of Quintiles Transnational Corp. (“Quintiles”); QFinance, Inc. (“QFinance”), a wholly-owned subsidiary of Quintiles; and PharmaBio Development Inc. (“PharmaBio”), a wholly-owned subsidiary of Quintiles.

(b) Address of Principal Business Office or, if none, Residence

Quintiles’ principal business office is at 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. QFinance’s principal business office address is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. PharmaBio’s principal business office address is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703.

(c) Citizenship

Quintiles is a North Carolina corporation.
QFinance is a Delaware corporation.
PharmaBio is a North Carolina corporation.

(d) Title of Class of Securities

Common stock, par value $0.001 per share (“Common Stock”)

(e) CUSIP Number

254668106

Item 3

Not Applicable

Item 4	Ownership

(a) Amount Beneficially Owned: Includes 1,359,567 shares of Common Stock of the Issuer beneficially owned by QFinance and warrants beneficially owned by PharmaBio that are exercisable for 614,089 shares of Common Stock. Therefore, the total shares of Common Stock of the Issuer beneficially owned by Quintiles is 1,973,656, the number of shares beneficially owned in the aggregate by QFinance and PharmaBio.

(b) Percent of Class:

For Quintiles, QFinance and PharmaBio such 1,973,656 shares, 1,359,567 shares and 614,089 shares, respectively, are 4.60%, 3.21% and 1.45%, respectively, of the Issuer’s Common Stock based on the 42,297,545 shares reported as outstanding as of October 22, 2003, as reported in the Issuer’s

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CUSIP No. 254668106	Page 6 of 9

Form 10-Q for the period ended September 30, 2003 and filed with the Securities and Exchange Commission on November 14, 2003.

(c) Number of Shares as to which such Person has:

Quintiles:
(i) sole power to vote or to direct the vote: 0
(ii) shared power to vote or to direct the vote: 1,973,656
(iii) sole power to dispose or to direct the disposition of: 0
(iv) shared power to dispose or to direct the disposition of: 1,973,656

QFinance:
(i) sole power to vote or to direct the vote: 0
(ii) shared power to vote or to direct the vote: 1,359,567
(iii) sole power to dispose or to direct the disposition of: 0
(iv) shared power to dispose or to direct the disposition of: 1,359,567

PharmaBio:
(i) sole power to vote or to direct the vote: 0
(ii) shared power to vote or to direct the vote: 614,089
(iii) sole power to dispose or to direct the disposition of: 0
(iv) shared power to dispose or to direct the disposition of: 614,089

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13G/A
CUSIP No. 254668106	Page 7 of 9

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004

QUINTILES TRANSNATIONAL CORP.

	By:	/s/ John S. Russell

	Name:	John S. Russell
	Title:	Executive Vice President & General Counsel Chief Administrative Officer

QFINANCE, INC.

	By:	/s/ John S. Russell

	Name:	John S. Russell
	Title:	President

PHARMABIO DEVELOPMENT INC.

	By:	/s/ John S. Russell

	Name:	John S. Russell
	Title:	President

13G/A
CUSIP No. 254668106	Page 8 of 9

EXHIBIT INDEX

Exhibit Number	Description

99.01	Joint Filing Agreement between Quintiles Transnational Corp., QFinance, Inc. and PharmaBio Development Inc.